UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 4, 2024, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that it has entered to a Research Collaboration Agreement (“RCA”) with Sengkang General Hospital Pte. Ltd. (“SKH”) to establish proof-of-concept use of an injectable cartilage regeneration therapy that has been developed with donor-sourced, (allogeneic) umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) to treat cartilage diseases (the “Project”).

Under the RCA, the Company will be responsible for providing the injectable allogeneic UC-MSCs, which have been processed and expanded in its own state-of-the-art GMP laboratory, while SKH will provide the infrastructure, manpower and scientific data analysis. The objective of the RCA includes the combined effort in establishing efficacy for the use of allogeneic UC-MSCs to treat cartilage injury in animal model, and the application and conduct of Phase I clinical trial for cartilage diseases. The Company’s GMP laboratory is also manufacturing an allogeneic chimeric antigen receptor T cell product for a broad range of liquid and solid cancers in a separate clinical trial with another major hospital in Singapore. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated March 4, 2024 titled: CytoMed Therapeutics Limited Announces Research Collaboration with Singapore Sengkang General Hospital to Advance Injectable Umbilical Cord-Derived Mesenchymal Stem Cells for Cartilage Diseases and Repair

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: March 4, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman